02019941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 15 2002 363 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jackson Securities Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Peachtree Street, NW, Suite 2250
(No. and Street)

Atlanta	Georgia	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A. Joyce 404.522.5766
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name — *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	Atlanta	GA	30303
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Reuben R. McDaniel, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Securities Incorporated, as of December 31, ~~19~~2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President/CEO

Title

DELLICE McELROY NOTARY PUBLIC DEKALB COUNTY, GEORGIA

Notary Public My Commission Expires May 10, 2003

Notarial Date: 2/28/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON SECURITIES INCORPORATED

(a wholly owned subsidiary of Jackson Financial Corporation)

Financial Statements
and Supplemental Schedule

December 31, 2001

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder
Jackson Securities Incorporated:

We have audited the accompanying balance sheet of Jackson Securities Incorporated (a wholly owned subsidiary of Jackson Financial Corporation) (the "Company") as of December 31, 2001, and the related statements of operations, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Securities Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 15, 2002

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

JACKSON SECURITIES INCORPORATED
(a wholly owned subsidiary of
Jackson Financial Corporation)

Balance Sheet

December 31, 2001

Assets

Cash and cash equivalents	$ 818,803
Clearing deposit	50,000
Marketable investment securities, at market value	234,767
Commissions receivable	580,573
Due from affiliates	168,609
Other assets	84,120
	$ 1,936,872

Liabilities and Shareholder's Equity

Liabilities:	
Accounts payable	$ 289,401
Due to distribution agents	27,207
Total liabilities	316,608
Commitments and contingencies	
Shareholder's equity:	
Common stock of $1.00 par value; 200 shares authorized; 100 issued	100
Additional paid-in capital	3,367,187
Accumulated deficit	(1,547,020)
Treasury stock; 5 shares	(200,003)
Total shareholder's equity	1,620,264
	$ 1,936,872

See accompanying notes to financial statements.

JACKSON SECURITIES INCORPORATED
(a wholly owned subsidiary of Jackson Financial Corporation)

Statement of Operations

For the Year Ended December 31, 2001

Operating income:	
Underwriting fees	$ 3,303,863
Commissions	2,022,057
Unrealized losses on marketable investment securities	(9,250)
Other fees and income	232,940
Total operating income	5,549,610
Operating expenses:	
Management fees paid to affiliate	4,015,694
Clearing costs	186,517
Underwriting costs	126,916
Office and equipment rent	463,607
Travel and entertainment	545,863
Telephone	145,514
Publications and subscriptions	218,680
Office supplies, printing and stationery	89,005
Postage and delivery	45,512
Licenses and regulatory fees	43,761
Interest	4,061
Other	353,843
Total operating expenses	6,238,973
Loss from operations	(689,363)
Income tax benefit	247,000
Net loss	$ (442,363)

See accompanying notes to financial statements.

JACKSON SECURITIES INCORPORATED
(a wholly owned subsidiary of
Jackson Financial Corporation)

Statement of Shareholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholder's Equity
Balance at December 31, 2000	$ 100	2,967,187	(1,104,657)	(200,003)	1,662,627
Capital contribution	-	400,000	-	-	400,000
Net loss	-	-	(442,363)	-	(442,363)
Balance at December 31, 2001	$ 100	3,367,187	(1,547,020)	(200,003)	1,620,264

See accompanying notes to financial statements.

JACKSON SECURITIES INCORPORATED
(a wholly owned subsidiary of
Jackson Financial Corporation)

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (442,363)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,716
Change in intercompany balances	914,088
Change in commissions receivable	(489,723)
Change in accounts payable	(14,583)
Change in distribution agents payable	25,174
Change in other assets	59,542
Change in marketable securities	(234,767)
Net cash used in operating activities	(177,916)
Cash flows from investing activities:	
Purchases of furniture, fixtures and equipment	(91,954)
Sale of furniture, fixtures and equipment to affiliate	314,202
Net cash provided by investing activities	222,248
Cash flows from financing activities consisting of capital contribution	400,000
Net change in cash	444,332
Cash at beginning of period	374,471
Cash at end of period	$ 818,803
Supplemental disclosure of amount paid for:	
Interest	$ 25,124

See accompanying notes to financial statements.

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business

Jackson Securities Incorporated (the "Company") is a full service securities brokerage firm, which has been in business since 1987. The Company is a wholly owned subsidiary of Jackson Financial Corporation ("JFC"). The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in all 50 states and the District of Columbia, and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company's primary business is securities underwriting for municipal and corporate debt offerings, equity offerings, and acting as a municipal securities broker-dealer for institutional investors. The Company is headquartered in Atlanta, Georgia and has ten offices in the United States. The Company maintains a custody-clearing relationship with Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, a Credit Suisse First Boston Company.

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. For underwriting income from debt and equity offerings, revenues are recorded on the settlement date of the offering.

Marketable Investment Securities

Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (five to ten years). Prior to the transfer of its fixed assets to a related party, the Company recorded $4,716 in depreciation expense for 2001. See Note 2 for further discussion of related party transactions.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. Since the Company is included in the consolidated income tax returns of JFC and accounts for income taxes as though it were a stand alone entity, and since the Company and JFC settle any amounts due to or from the other in a timely manner, the Company receives payment from JFC for the tax effect of the net operating loss the Company generates (which is the principal deferred tax attribute of the Company) and for all its other tax attributes, and thus any deferred income tax assets is realizable.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

Treasury Stock
Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

(2) Related Party Transactions
The Company is owned by JFC and is affiliated with Jackson Management Services, Inc. ("JMS") through common ownership. The Company has a management agreement in place with JMS whereby JMS will pay salaries, commissions and benefits relating to employment agreements with registered representatives, as well as pay salaries and benefits expenses for non-registered employees. The employees covered by the management agreement provide sales, administrative, accounting and other services that the Company requires in the ordinary course of its business. In return, the Company pays a monthly management fee to JMS equal to the 100% of the salaries and benefits described above. Management fees may be reduced or waived for any month to ensure that the Company's excess net capital does not fall below $120,000, or the aggregate indebtedness to net capital ratio does not exceed 10 to 1. During 2001, the Company paid JMS a total of $4,345,666 in management fees, and at December 31, 2001, $46,816 is due from this affiliate.

In June of 2001, the Company sold fixed assets with a net book value of $314,202 to JMS in exchange for $314,202 in cash. The Company accrued $81,207 in rent expense to JMS for furniture and equipment for the remainder of 2001.

(3) Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $1,108,215 which was $1,008,215 in excess of its required net capital of $100,000 and the Company's net capital ratio was .29 to 1.

(4) Marketable Investment Securities
Marketable investment securities at December 31, 2001 consist of municipal bonds.

(5) Income Taxes
JFC files a consolidated income tax return that includes the Company's operations. JFC and the Company allocate current and deferred taxes as if each entity were a separate taxpayer.

As of December 31, 2001, the Company has recorded a payable of approximately $32,665 for income taxes payable to JFC, and this payable is included in due from affiliates on the balance sheet.

(6) **Commitments and Contingencies**

The Company leases office space under operating lease agreements. The lease agreement for the Company's main office expires on April 30, 2002. JFC has agreed to renew the lease agreement beginning May 1, 2002 and plans to allocate rent expense to its subsidiaries, including the Company.

Total rent expense during 2001 was $430,808. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 2001 are as follows:

2002	$ 85,088
2003	86,839
2004	88,590
2005	77,896
	$ 338,413

The Company has been named as defendant in a lawsuit claiming breach of contract, unjust enrichment and breach of account stated. This claim arises from an agreement allegedly entered into by the Company and the plaintiff in which the plaintiff would provide certain consulting services to the Company. The claim seeks damages of at least $814,000. The Company intends to rigorously defend the case and management contends that the plaintiff's claims are without merit. JFC has agreed to indemnify and hold harmless the Company for any damages or legal fees that may arise as a result of this litigation. The accompanying financial statements do not include any amounts that might result from this litigation.

SUPPLEMENTAL

SCHEDULE

JACKSON SECURITIES INCORPORATED
(a wholly owned subsidiary of
Jackson Financial Corporation)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of Net Capital:

Total assets	$ 1,936,872
Aggregate indebtedness	(316,608)
Net assets	1,620,264
Non-allowable assets	(495,640)
Tentative net capital	1,124,624
Haircuts	(16,409)
Net capital	1,108,215
Minimum net capital	100,000
Excess net capital	$ 1,008,215

Aggregate Indebtedness to Net Capital Ratio:

Liabilities:	
Accounts payable	$ 289,401
Due to distribution agents	27,207
Aggregate indebtedness	$ 316,608
Net capital	$ 1,108,215
Ratio	.29 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2001):

Net capital, as reported in Part II of FOCUS report	$ 1,100,324
Audit adjustments, net	7,891
Net capital adjusted	$ 1,108,215